FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 October 29 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 Regulatory News Service Announcement, re: Director Shareholding dated 29 October 2002



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company
BRITISH ENERGY PLC

2. Name of director
DR R JEFFREY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

AS 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

AS 2. ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary GENERAL PEP

7. Number of shares / amount of stock acquired
100

8. Percentage of issued class


9. Number of shares/amount of stock disposed


10. Percentage of issued class


11. Class of security
A SHARES

12. Price per share
15p

13. Date of transaction
23 OCTOBER 2002

14. Date company informed
28 OCTOBER 2002

15. Total holding following this notification


16. Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.

17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries
KEITH GILROY TELEPHONE 01355 262253

25. Name and signature of authorised company official responsible for making this notification
KEITH GILROY

Date of Notification
29 OCTOBER 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 29 2002                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations